GLOBAL GREEN, INC.
                           2820 Remington Green Circle
                           Tallahassee, Florida 32308
                              Phone (850) 597-7906


                                  June 7, 2013



Mr. Austin Stephenson
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington D.C. 20549

Re:      Global Green, Inc.
         Request for Withdrawal of Post-Effective Amendment No. 2 to Registration Statement No. 333-174853

Ladies and Gentlemen:

Global Green, Inc. ("the Registrant") respectively requests that the Post-Effective Amendment No. 2 to the Registration Statement No. 333-174853 on Form S-1, along with all exhibits thereto ("Post-Effective Amendment"), filed with the Securities and Exchange Commission ("the Commission") on May 31, 2013, pursuant to Rule 485(b) under the Securities Act of 1933, as amended ("the Securities Act") be withdrawn pursuant to Rule 477 under the Securities Act.

The Registrant is requesting the withdrawal of the Post-Effective Amendment in order to remove the registration of 100,000,000 shares of common stock on behalf of Nutritional Health Institute Laboratories, LLC.

The Registrant intends to re-file the Post-Effective Amendment with the Commission to update Registration Statement No. 333-174853 for current financial statements and recent corporate activities. A separate registration statement registering the 100,000,000 shares will be filed with the Commission.

Please direct any questions, regarding this matter to Michael A. Littman, counsel to the registrant at 303-422-8127.

Sincerely,

GLOBAL GREEN, INC.

/s/ Dr. Mehran P. Ghazvini

Dr. Mehran P. Ghazvini
Chief Executive Officer